     THIS DOCUMENT IS A COPY OF THE SCHEDULE 14d-1 FILED ON FEBRUARY 14,
           1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION




                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                            --------------------

                               SCHEDULE 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                            --------------------

                     STAMFORD TOWERS LIMITED PARTNERSHIP
                       a Delaware Limited Partnership
                          (Name of Subject Company)

                         STEELE HILL PARTNERS L.L.C.
                                  (Bidder)

                              DEPOSITARY UNITS
         (representing assignments of limited partnership interests)
                               (Title of Class
                               of Securities)

                                    NONE
                           (CUSIP Number of Class
                               of Securities)

                            --------------------

     Michael L. Ashner                                    Copy to:
   Steele Hill Partners L.L.C.                         Mark I. Fisher
100 Jericho Quadrangle, Suite 214                   Rosenman & Colin LLP
  Jericho, New York  11735-2717                      575 Madison Avenue
         (516) 822-0022                        New York, New York  10022-2585
                                                       (212) 940-8877


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                           Calculation of Filing Fee

                      Transaction                  Amount of
                      Valuation*                   Filing Fee
                      -----------                  ----------
                       $3,473,000                    $694.60


         *For purposes of calculating the filing fee only. This amount assumes the purchase of 2,300,000 Depositary Units ("Units") of the subject company for $1.51 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

CUSIP No.:  None                    14D-1                      Page 2 of 9 Pages
            ----

--------------------------------------------------------------------------------
1.  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                Steele Hill Partners L.L.C.

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                       (a)  [ ]

                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only



--------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

                AF; WC

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

                Delaware

--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person

                200

--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
    (See Instructions)

                                                                            [ ]

--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

               Less than 1%

--------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

CUSIP No.:  None                    14D-1                      Page 3 of 9 Pages
            ----

--------------------------------------------------------------------------------
1.  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                AP-GP Prom Partners Inc.

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                       (a)  [ ]

                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only



--------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

                N/A

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

                Delaware

--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person

                200 Units*

--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
    (See Instructions)

                                                                            [ ]

--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

               Less than 1%

--------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

               CO

---------------

*   Represents Units owned by Steele Hill Partners L.L.C.

                                                               Page 4 of 9 Pages


       Item 1.   Security and Subject Company.

                 (a) The name of the subject company is Stamford Towers Limited Partnership, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at One International Place, Boston, Massachusetts 02110.

                 (b) This Schedule relates to the offer by Steele Hill Partners L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 2,300,000 outstanding Depositary Units ("Units") (representing assignments of limited partnership interests) of the Partnership at $1.51 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The number of Units outstanding is set forth in "INTRODUCTION" in the Offer to Purchase and is incorporated herein by reference.

                 (c)  The information set forth in "THE TENDER OFFER -- Section
12. Purchase Price Considerations" of the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

                 (a)-(d) The information set forth in "INTRODUCTION", "THE TENDER OFFER -- Section 10. Certain Information Concerning the Purchaser" and
Schedule 1 of the Offer to Purchase is incorporated herein by reference.

                                                               Page 5 of 9 Pages



                 (e)-(f) During the last five years, neither the Purchaser, AP-GP Prom Partners Inc. nor, to the best of its knowledge, any of the persons listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

                 (g) The information set forth in Schedule 1 of the Offer to Purchase is incorporated herein by reference.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject Company.

                 (a)  None.

                 (b)  The information set forth in "THE TENDER OFFER -- Section
10. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

                 (a)  The information set forth in "THE TENDER OFFER -- Section
11. Source of Funds" of the Offer to Purchase is incorporated herein by reference.

                 (b)  Not applicable.

                 (c)  Not applicable.

                                                               Page 6 of 9 Pages



Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

                 (a)-(g)  The information set forth in "THE TENDER OFFER --
Section 7. Effects of the Offer" and "THE TENDER OFFER -- Section 8. Future Plans" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

                 (a)-(b) The information set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 10. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

                 The information set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 10. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated.

                 The information set forth in "THE TENDER OFFER -- Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

                                                               Page 7 of 9 Pages



Item 9.          Financial Statements of Certain Bidders.

                 None.

Item 10.         Additional Information.

                 (a)      None.

                 (b)-(d)  The information set forth in "THE TENDER OFFER --
Section 14. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

                 (e)      None.

                 (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.         Material to be Filed as Exhibits.

               99(a)(1)   Offer to Purchase dated February 14, 1997.

               99(a)(2)   Letter of Transmittal.

               99(a)(3) Cover Letter, dated February 14, 1997, from Steele Hill Partners L.L.C. to Unitholders.

               99(b)      Not applicable.

               99(c)(1) Letter Agreement, dated November 27, 1996, between Stamford Towers Limited Partnership, Sunshine Wire & Cable Defined Benefit Plan and Michael L. Ashner

               99(d)-(f)  Not applicable.

                                                               Page 8 of 9 Pages


                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997

                                        STEELE HILL PARTNERS L.L.C.

                                        By:  AP-GP Prom Partners Inc.,
                                             its Managing Partner



                                        By:  /s/ MICHAEL L. ASHNER
                                           -----------------------------
                                             Name:   Michael L. Ashner
                                             Title:  Vice-President

                                                               Page 9 of 9 Pages


                                 Exhibit Index

                                                                   Sequentially
Exhibit No.                        Description                     Numbered Page
-----------                        -----------                     -------------
99(a)(1)   Offer to Purchase dated February 14, 1997  . . . . . .

99(a)(2)   Letter of Transmittal  . . . . . . . . . . . . . . . .

99(a)(3)   Cover Letter, dated February 14, 1997,
           from LON-WGI Associates L.L.C.
           to Unitholders . . . . . . . . . . . . . . . . . . . .

99(c)(1)   Letter Agreement, dated November 27, 1996, between
           Stamford Towers Limited Partnership, Sunshine Wire
           & Cable Defined Benefit Plan and Michael L. Ashner . .